Exhibit 99.1

New Oriental Announces Results for the First Quarter Ended August 31, 2014

Quarterly Net Revenues Increased by 1.4% Year-Over-Year

Quarterly Operating Income decreased by 18.4% Year-Over-Year

Quarterly Net Income Attributable to New Oriental decreased by 11.2% Year-Over-Year

Beijing, October 24, 2014 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2014, which is the first quarter of New Oriental’s fiscal year 2015.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2014

•	Total net revenues increased by 1.4% year-over-year to US$394.0 million for the first fiscal quarter of 2015, reflecting a number of previously disclosed headwinds during the start of the fiscal year.

•	Operating income decreased by 18.4% year-over-year to US$110.5 million for the first fiscal quarter of 2015.

•	Net income attributable to New Oriental decreased by 11.2% year-over-year to US$112.4 million for the first fiscal quarter of 2015.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q2015	1Q2014	V%

Net revenues	393,982	388,663	1.4%
Operating income	110,521	135,468	-18.4%
Non-GAAP operating income(2)	113,286	140,848	-19.6%
Net income attributable to New Oriental	112,360	126,476	-11.2%
Non-GAAP net income attributable to New Oriental(2)	115,125	131,856	-12.7%
Net income per ADS attributable to New Oriental - basic	0.71	0.82	-12.6%
Net income per ADS attributable to New Oriental - diluted	0.71	0.81	-12.0%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	0.73	0.85	-14.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	0.73	0.84	-13.5%

(1)	Each ADS represents one common share.
(2)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(3)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2014

•	Total student enrollments in academic subjects tutoring and test preparation courses decreased by 3.4% year-over-year to approximately 888,400 for the first fiscal quarter of 2015.

•	The total number of schools and learning centers was 711 as of August 31, 2014, down from 713 as of August 31, 2013, and an increase of 8 compared to 703 as of May 31, 2014. The total number of schools was 56 as of August 31, 2014.

Update on Strategic Initiatives and Go-Forward Growth Strategy

During the last five years, New Oriental’s “Occupy the Market” and “Harvest the Market” strategies helped the Company grow and perform very well at various stages in the evolution of its business. More specifically, these initiatives allowed for aggressive growth of both revenues and profitability given well-timed strategies and areas of focus. As a result, New Oriental achieved major milestones by the end of the recently concluded fiscal year 2014, a period during which the Company achieved over $1.1 billion in revenue for the first time and record high net income of over $215 million.

Looking to the future, it is clear that in order to optimize market opportunities and achieve sustainable and balanced growth overall, the Company must again recalibrate slightly and take certain focused steps to cultivate new driving forces for its business growth going forward. At the same time, New Oriental’s online education initiatives, which aim to establish an online and offline integrated education ecosystem, are off to a great start.

Therefore, starting in fiscal year 2015 the Company will launch its “Optimize the Market” strategy, transitioning to a focus on maintaining a healthy balance between top-line and bottom-line growth as well as meeting the growing demand for online education services in China. The Company will execute new initiatives to develop both the core offline and online businesses in order to reinforce New Oriental’s strong market position, gain new market share, drive the top line, and maintain the solid margin expansion that occurred in the last fiscal year.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “The start of the new fiscal year was challenging as expected and previously communicated to the market. Our lower-than-expected revenue growth of 1.4% year-over-year was mainly due to several challenges in the first fiscal quarter of 2015. First, our English summer camp and dorm tutoring classes for middle and high school students in the first fiscal quarter decreased by approximately 30% year-over-year. In addition, our Adult Comprehensive English enrollments decreased 31% year-over-year. This was mainly due to the uncertainty about the implementation of the new policies released earlier this year relating to the English test for Gaokao (China’s college entrance exam). The new Gaokao guideline was formally announced by the government just last month, which provided some clarity on how the reform will be carried out. From the new Gaokao guidelines, we see many opportunities we are poised to capture, and we believe that it will boost the demand for our business and benefit New Oriental in the long-term. Lastly, we are still in the midst of revamping our POP kids program and experienced 9% revenue decrease year-over-year. As our new POP Kids program will be rolled out across our school network in the months ahead we hope to reverse recent declines and return to sustained growth in this important business segment in the second fiscal quarter of 2015.”

Mr. Yu continued, “Starting in fiscal year 2015, we have decided to shift from our ‘Harvest the Market’ strategy to an ‘Optimize the Market’ strategy that will allow us to focus equally on driving both top-line and bottom-line growth. As a start, in the first fiscal quarter, we increased our penetration in existing markets by adding capacity in cities where we are experiencing rapid growth and strong profitability. We added a net of eight learning centers and expanded some existing learning centers by adding a total of 3,800 square meters of additional classroom area. In addition, we will continue to make aggressive efforts to build our online and offline integrated education ecosystem. As the clear market leader in K-College online education market in China we were pleased to see a 180% increase in online users to over 410,500 and a 51% increase in paid online enrollments to over 50,400 in the first quarter. We now have approximately 9.6 million cumulative online registered users, multiples more than any other online education company in China. We believe that with these comprehensive approaches, supported also by our strong business fundamentals, we will continue to enhance our clear leadership position in China’s education market.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Although we had a disappointing first fiscal quarter for the reasons stated previously, we are encouraged by a nice rebound in late July and August as evidenced by our deferred revenue balance (which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered) at the end of the first fiscal quarter of US$398.9 million, an increase of 23.2% as compared to US$323.7 million at the end of the first quarter of fiscal year 2014.”

Financial Results for the First Fiscal Quarter Ended August 31, 2014

Net Revenues

For the first fiscal quarter of 2015, New Oriental reported net revenues of US$394.0 million, representing a 1.4% increase year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$361.4 million, representing a 2.3% increase year-over-year. The growth was mainly driven by an increase in average selling price. Total student enrollments in academic subjects tutoring and test preparation courses in the first fiscal quarter of 2015 decreased by 3.4% year-over-year to approximately 888,400.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$283.5 million, a 12.0% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$280.7 million, a 13.3% increase year-over-year.

•	Cost of revenues increased by 12.0% year-over-year to US$148.5 million, primarily due to increases in teachers’ compensation.

•	Selling and marketing expenses increased by 16.0% year-over-year to US$49.5 million, primarily due to increases in selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 9.7% year-over-year to US$85.5 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$82.7 million, a 14.0% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 48.6% to US$2.8 million in the first fiscal quarter of 2015 from US$5.4 million in the same period of the prior fiscal year.

Operating Income and Operating Margin

Operating income for the quarter was US$110.5 million, an 18.4% decrease from US$135.5 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes share-based compensation expenses, for the quarter was US$113.3 million, a 19.6% decrease from US$140.8 million in the same period of the prior fiscal year.

Operating margin for the quarter was 28.1%, compared to 34.9% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 28.8%, compared to 36.2% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$112.4 million, representing an 11.2% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.71 and US$0.71, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$115.1 million, representing a 12.7% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.73 and US$0.73, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2015 was approximately US$139.7 million. Capital expenditures for the quarter were US$12.2 million, which were primarily attributable to the opening of 26 new learning centers and renovations at older, existing learning centers.

Balance Sheet

As of August 31, 2014, New Oriental had cash and cash equivalents of US$547.9 million, as compared to US$371.6 million as of May 31, 2014. In addition, the Company had US$55.6 million in term deposits, US$549.5 million in short-term investment and US$183.9 million in long-term held-to-maturity investments consisting of trusts guaranteed by a bank with the maturity date more than one year from the date of purchase as of August 31, 2014.

Recent Development

On September 30, 2014, New Oriental announced that it has been advised by the staff of the U.S. Securities and Exchange Commission (the “SEC”) that the investigation by the SEC as to the Company has been completed and that the staff does not intend to recommend any enforcement action by the SEC.

Outlook for Second Quarter of Fiscal Year 2015

New Oriental expects total net revenues in the second quarter of fiscal year 2015 (September 1, 2014, to November 30, 2014) to be in the range of US$235.4 million to US$243.7 million, representing year-over-year growth in the range of 13% to 17%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 24, 2014, U.S. Eastern Time (8 PM on October 24, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-507-1610
Hong Kong:	+852-3051-2792
UK:	+44-20-3651-4876

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until November 1, 2014:

International:	+61-2-8199-0299
Passcode:	11495992

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2015, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:
Ms. May Shen
FTI Consulting
Tel:	+86-10-8591-1951
Email:	May.Shen@fticonsulting.com

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2014	As of May 31 2014
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	547,855	371,593
Restricted cash, current	741	488
Term deposits	55,570	98,489
Short term investments	549,467	643,410
Accounts receivable, net	3,375	2,782
Inventory	24,076	22,366
Deferred tax assets, current	9,520	12,033
Prepaid expenses and other current assets	83,446	78,398
Amounts due from related parties, current	3,089	4,116

Total current assets	1,277,139	1,233,675
Property, plant and equipment, net	230,812	225,335
Land use rights, net	4,388	4,344
Amounts due from related parties, non-current	1,931	930
Deferred tax assets, non-current	3,257	2,224
Long term deposit	12,693	12,574
Long term prepaid rent	979	1,082
Restricted cash, non-current	1,701	1,840
Intangible assets	729	736
Goodwill	3,755	3,692
Long term investments	222,289	117,113
Prepayment of an acquisition	1,883	—

Total assets	1,761,556	1,603,545

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$8,501 and US$12,217 as of May 31, 2014 and August 31, 2014, respectively)	17,621	8,586
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$144,304 and US$138,290 as of May 31, 2014 and August 31, 2014, respectively)	158,442	168,918
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$15,920 and US$27,236 as of May 31, 2014 and August 31, 2014, respectively)	28,051	17,720
Amounts due to related party (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$nil and US$nil as of May 31, 2014 and August 31, 2014, respectively)	7	4
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$380,062 and US$396,672 as of May 31, 2014 and August 31, 2014, respectively)	398,949	380,837

Total current liabilities	603,070	576,065
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,722 and US$1,721 as of May 31, 2014 and August 31, 2014, respectively)	1,721	1,722

Total long-term liabilities	1,721	1,722
Total liabilities	604,791	577,787

Total shareholder’s equity	1,156,765	1,025,758
Total liabilities and shareholder’s equity	1,761,556	1,603,545

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	361,371	353,285
Books and others	32,611	35,378

Total net revenues	393,982	388,663

Operating costs and expenses (note 1):
Cost of revenues	148,476	132,609
Selling and marketing	49,532	42,692
General and administrative	85,453	77,894

Total operating costs and expenses	283,461	253,195

Operating income	110,521	135,468

Other income, net	16,092	10,228
Provision for income taxes	(14,193)	(18,760)
Loss from equity method investment	(60)	(460)

Net income attributable to New Oriental Education & Technology Group Inc.	112,360	126,476

Net income per share attributable to New Oriental-Basic	0.71	0.82
Net income per share attributable to New Oriental-Diluted	0.71	0.81
Net income per ADS attributable to New Oriental-Basic (note 2)	0.71	0.82
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.71	0.81
Other comprehensive income, net of tax	26,600	1,369

Comprehensive income	138,960	127,845

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	138,960	127,845

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	2,765	5,380

Total	2,765	5,380

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	85,453	77,894
Share-based compensation expense in general and administrative expenses	2,765	5,380

Non-GAAP general and administrative expenses	82,688	72,514
Total operating costs and expenses	283,461	253,195
Share-based compensation expenses	2,765	5,380

Non-GAAP operating costs and expenses	280,696	247,815
Operating income	110,521	135,468
Share-based compensation expenses	2,765	5,380

Non-GAAP operating income	113,286	140,848
Operating margin	28.1%	34.9%
Non-GAAP operating margin	28.8%	36.2%
Net income attributable to New Oriental	112,360	126,476
Share-based compensation expense	2,765	5,380

Non-GAAP net income	115,125	131,856
Net income per ADS attributable to New Oriental - Basic (note 1)	0.71	0.82
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.71	0.81
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.73	0.85
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.73	0.84
Weighted average shares used in calculating basic net income per ADS (note 1)	157,683,856	155,136,247
Weighted average shares used in calculating diluted net income per ADS (note 1)	158,557,580	157,108,421
Non-GAAP income per share - basic	0.73	0.85
Non-GAAP income per share - diluted	0.73	0.84

Note 1: Each ADS represents one common share.